Exhibit 99.1

March 5, 2026

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager - Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

The disclosure pursuant to Regulation 30 read with Para A of Part A of Schedule III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Clause 204.10 of the NYSE Listed Company Manual, is enclosed.

Thanking You,

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

ENCL: As Above

Details as required under SEBI Master Circular for Compliance with the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with relevant Circulars issued by NSE and BSE, as amended from time to time:

SI. No.	Particulars	Details
1.	Reason for change viz. appointment, reappointment, resignation, removal, death or otherwise

Appointment of Ms. Laura Marie Miller (DIN: 11546063) as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from April 1, 2026, to March 31, 2031. The appointment is subject to approval of the Members of the Company.

2.	Date of appointment / re-appointment / cessation (as applicable) & term of appointment / re-appointment

The Board of Directors on March 5, 2026, approved appointment of Ms. Miller (DIN: 11546063) as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from April 1, 2026, to March 31, 2031.

3.	Brief profile (in case of appointment)	Refer Annexure 1

4.	Disclosure of relationships between directors (in case of appointment of a director)	Nil

5.	Information as required under BSE circular no. LIST/COMP/14/2018-19 dated June 20, 2018 and NSE circular no. NSE/CML/2018/24, dated June 20, 2018	Ms. Miller is not debarred from holding the office of director by any SEBI order or any other such authority.

Annexure 1

Brief profile of Ms. Laura Marie Miller:

Ms. Miller brings more than two decades of executive leadership experience guiding large, global organizations through transformation, modernization, and sustained performance improvement. She is widely recognized for helping enterprises navigate technology and AI-driven change, aligning digital and data capabilities with business strategy to support growth and long-term resilience.

She has held senior leadership roles across retail, hospitality, payments, and global technology operations, working closely with boards and executive teams during periods of significant change. As Executive Vice President and Chief Information and Data Officer at Macy’s, Ms. Miller played a central role in shaping the company’s digital, data, and AI strategy, leading enterprise-scale transformation initiatives that strengthened core operations and enabled new growth platforms. Her experience includes leading large-scale cloud migrations, deploying AI-enabled solutions, and modernizing supply-chain and operational capabilities.

Earlier in her career, she held global leadership roles at InterContinental Hotels Group and First Data.

Ms. Miller brings deep public-company board experience. She previously served as a director of EVO Payments during a period of strong growth that culminated in its acquisition by Global Payments, and on the board of LGI Homes. She currently serves as a Non-Executive Director at NCR Voyix, where she chairs the Risk Committee and serves on the Audit Committee, and at Ahold Delhaize, where she chairs the Technology Committee and serves on the Finance, Audit and Risk Committee.

She holds a Bachelor of Science in Information Systems Management and a Master of Science in Computer Systems Management from the University of Maryland.